EXHIBIT 12

J. C. Penney Company, Inc.

Computation of Ratios of Earnings to Fixed Charges

(Unaudited)

($ in millions)	52 Weeks Ended 1/30/10	52 Weeks Ended 1/31/09	52 Weeks Ended 2/2/08	53 Weeks Ended 2/3/07	52 Weeks Ended 1/28/06
Income from continuing operations before income tax	$403	$910	$1,723	$1,792	$1,444

Fixed charges
Net interest expense	260	225	153	130	169
Interest income included in net interest	10	37	118	139	113
Bond premiums and unamortized costs	-	-	12	-	18
Estimated interest within rental expense	98	89	75	69	65
Capitalized interest	4	10	10	5	2

Total fixed charges	372	361	368	343	367
Capitalized interest	(4)	(10)	(10)	(5)	(2)

Total earnings available for fixed charges	$771	$1,261	$2,081	$2,130	$1,809

Ratio of earnings to fixed charges	2.1	3.5	5.7	6.2	4.9